UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November, 2010.

Commission File Number 0-21392

AMARIN CORPORATION PLC

(Translation of registrant’s name into English)

First Floor, Block 3, The Oval, Shelbourne Road, Ballsbridge, Dublin 4, Ireland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐              No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐              No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This report on Form 6-K is hereby incorporated by reference into the registration statements of Amarin Corporation plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of each such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by Amarin Corporation plc under the Securities Act of 1933 or the Securities Exchange Act of 1934.

AMARIN CORPORATION PLC

Exhibit	Description

99.1	Press release dated November 10, 2010 titled: Amarin Corporation Announces Senior Management Changes

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMARIN CORPORATION PLC

By:	/S/ JOHN THERO
John Thero
President

Date: November 10, 2010

Exhibit 99.1

AMARIN CORPORATION ANNOUNCES SENIOR MANAGEMENT CHANGES

– Conference call today at 11:00 AM Eastern Time –

Dublin, Ireland and Mystic, Connecticut, USA, November 10, 2010 – Amarin Corporation plc (NASDAQ: AMRN), a clinical-stage biopharmaceutical company with a focus on cardiovascular disease, today announced that, effective November 10, 2010, Joseph S. Zakrzewski has been appointed Chief Executive Officer. Mr. Zakrzewski has served as the Chairman of the Board of Amarin since January 2010 and will continue to serve in that capacity.

Mr. Zakrzewski has more than 20 years of industry experience, including significant contributions to Reliant Pharmaceuticals as Chief Operating Officer during the period when Omacor®/Lovaza® was successfully developed, approved, launched, and marketed for reducing very high triglyceride levels, leading to its 2007 acquisition by GlaxoSmithKline. Mr. Zakrzewski, until recently, was Chief Executive Officer of Xcellerex Inc, a private Massachusetts-based biotechnology company. Although Mr. Zakrzewski currently serves on the boards of directors and in other advisory roles for various companies, Amarin is his primary business commitment.

Additionally, John F. Thero has been appointed President of Amarin. Since November 2009, Mr. Thero had been the Company’s Chief Financial Officer, a role in which he has been responsible for a significant portion of the Company’s operations. Mr. Thero has more than 20 years of senior management experience, including broad responsibilities in finance, business development and commercial operations. Prior to joining Amarin, Mr. Thero was Chief Financial Officer at ViaCell, Inc., where he helped guide the company to its successful sale, and Abiomed, Inc., during its transition from a development-stage company into a commercial entity.

Mr. Colin Stewart, who has been serving as the Company’s President and CEO and a director of the Company, resigned effective November 10, 2010 to address personal matters.

In connection with these changes, Mr. Frederick Ahlholm, Vice President Finance, will be the Company’s Principal Accounting Officer. Mr. Ahlholm joined Amarin in March 2010 and has approximately 20 years of financial and management experience at public and private companies. He began his professional career at Ernst & Young LLP and is a Certified Public Accountant.

Mr. Zakrzewski commented, “This is a very exciting time at Amarin as we move closer to pivotal results from our MARINE and ANCHOR Phase 3 clinical trials. Our R&D team has done an impressive job in advancing Amarin to this stage and their contributions will continue to be essential as we move forward. I look forward to leading Amarin beyond its current clinical trials, including increased focus on commercial opportunities for AMR101. The promotion of John to President reflects both his strong record of performance and his experience in managing later stage companies like Amarin.”

Mr. Thero commented, “I am honored to assume this broader role in working with the Amarin team to create value with Amarin’s technology and resources. With potential best-in-class positioning for AMR101 and key clinical milestones approaching, this is an opportunity for increased visibility for Amarin and a time for continued execution. The Company has made tremendous progress over the past year in executing on its mission. Assuming favorable Phase 3 study results for AMR101, we plan to move aggressively forward to an NDA submission while seeking to exploit every opportunity to maximize the potential commercial value of this promising drug, including potentially through collaboration with one or more larger pharmaceutical companies.”

Conference Call and Webcast Information

Amarin will host a conference call today, November 10, 2010 at 11:00 am Eastern Time (4:00 pm UTC/GMT). To participate in the call, please dial (877) 407-0778 within the U.S or (201) 689-8565 from outside the U.S. Replay will be made available for a period of two weeks following the conference calls. To hear a replay of the call dial 1-877-660-6853 (inside U.S.) 1-201-612-7415 (outside U.S.). For both dial in numbers please use account number 286 and conference id 359371. The conference call can also be heard live via the investor relations section of the Company’s website at www.amarincorp.com.

About AMR101

AMR101 is ultra pure ethyl icosapentate (ethyl-EPA). Significant scientific and clinical evidence supports the efficacy of ethyl-EPA in reducing triglyceride levels. Near the start of 2010, Amarin initiated two Phase 3 clinical trials to investigate the efficacy of AMR101 in reducing elevated triglyceride levels in two distinct patient populations (the ANCHOR and MARINE trials). As separately reported, patient screening has been completed in both trials with top line results expected for the MARINE trial before the end of 2010 and for the ANCHOR trial in mid-2011.

About Amarin

Amarin Corporation plc is a clinical-stage biopharmaceutical company with expertise in lipid science focused on the treatment of cardiovascular disease. The Company’s lead product candidate is AMR101 (ethyl icosapentate), which is presently being investigated in two Phase 3 clinical trials, one for the treatment of patients with very high triglyceride levels and the other for the treatment of patients with high triglycerides with mixed dyslipidemia. Both of these Phase 3 trials are conducted under Special Protocol Assessment (SPA) agreements with the U.S. Food and Drug Administration (FDA). Amarin also has next-generation lipid candidates under evaluation for preclinical development. For more information please visit www.amarincorp.com.

Investor Contact Information:

John F. Thero

President

In U.S.: +1 (860) 572-4979

investor.relations@amarincorp.com

Lee M. Stern

The Trout Group

In U.S.: +1 (646) 378-2922

lstern@troutgroup.com

Media Contact Information:

David Schull or Martina Schwarzkopf, Ph.D.

Russo Partners

In U.S.: +1 (212) 845-4271 or +1 (212) 845-4292 (office)

              +1 (347) 591-8785 (mobile)

david.schull@russopartnersllc.com

martina.schwarzkopf@russopartnersllc.com

Mark Swallow or David Dible

Citigate Dewe Rogerson

In U.K.: +44 (0)207 638 9571

mark.swallow@citigatedr.co.uk

Disclosure Notice This press release contains forward-looking statements, including statements about the timing and success of clinical trial results, the likelihood of strategic collaborations, regulatory approval and commercialization of product candidates and the ability of the new management team to achieve current operating objectives. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: anticipated operating losses and the likely need for additional capital to fund future operations; uncertainties associated generally with research and development, clinical trials and related regulatory approvals; the risk that historical clinical trial enrolment and randomization rates may not be predictive of future results; uncertainties relating to the timing of data collection and analysis for the ANCHOR and MARINE trials; dependence on third-party manufacturers, suppliers and collaborators; significant competition; loss of key personnel; and uncertainties associated with market acceptance and adequacy of reimbursement, technological change and government regulation. A further list and description of these risks, uncertainties and other matters can be found in Amarin’s filings with the U.S. Securities and Exchange Commission, including its most recent Annual Report on Form 20-F. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

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